ISSUED ON BEHALF OF REED ELSEIVER PLC AND REED ELSEVIER NV

10 March 2014

Director/PDMR Shareholding

Reed Elsevier announces that today, Mr Adrian Hennah, a non-executive director of Reed Elsevier, purchased 5,345 Reed Elsevier PLC ordinary shares at £9.305 per share.

As a result of these transactions, Mr Hennah’s interest in the share capital of Reed Elsevier is now:

10,508 Reed Elsevier PLC ordinary shares.